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                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                        FILER: FIRST STATE BANCORPORATION

                SUBJECT COMPANY: FIRST COMMUNITY INDUSTRIAL BANK,
                     A SUBSIDIARY OF WASHINGTON MUTUAL, INC.

                      REGISTRATION STATEMENT NO. 333-91896

[LOGO]                                                              [LETTERHEAD]

                                  NEWS RELEASE

H. Patrick Dee                                           Brian C. Reinhardt
Chief Operating Officer                                  Chief Financial Officer
(505) 241-7102                                           (505) 241-7598
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      First State Bancorporation Announces Pricing of Common Stock Offering

     Albuquerque NM--August 8, 2002--First State Bancorporation ("First State") (NASDAQ:FSNM) today announced the sale of 2.1 million shares of its common stock to an underwriting group led by Keefe, Bruyette & Woods, Inc., ("KBW"). The shares are being offered to the public at $22.50 per share. KBW is serving as lead manager for this offering. The other underwriters of the offering are Stifel, Nicolaus & Company, Incorporated and D.A. Davidson & Co.

     The underwriters have a 30-day option to purchase up to an additional 315,000 shares of common stock from First State solely to cover over-allotments, if any.

     Copies of the final prospectus may be obtained from Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, 4th Floor, New York, NY 10019.

     The public offering of the 2.1 million shares is anticipated to close on August 14, 2002.

     First State intends to use all of the net proceeds from this offering, together with a portion of the net proceeds from their recent offering of trust preferred securities, to pay the purchase price for the acquisition of First Community Industrial Bank, headquartered in Denver, Colorado. Pending the use of the net proceeds of this offering for that purpose, First State intends to invest the net proceeds in short-term, interest-bearing investments.

     This notice is provided for information purposes only, and does not represent a solicitation or offer to buy or sell any security.

     A registration statement relating to these securities was filed with and has been declared effective by the U.S. Securities and Exchange Commission. The offering is made by means of a prospectus only, which may be obtained by contacting any of the underwriters. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

     First State Bancorporation is the only publicly traded New Mexico based commercial bank holding company. First State provides services to customers from a total of 21 locations in Albuquerque, Taos, Rio Rancho, Santa Fe, Los Lunas, Bernalillo, Placitas, Questa, Belen, Moriarty, and Pojoaque, New Mexico.

     This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, the discussions regarding prospects of the pending acquisition of

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First Community Industrial Bank and its financing include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statement. Some factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, competition's responses to First State's marketing strategy, and competition in the geographic and business areas in which we conduct our operations. Other factors are described in First State's filings with the Securities and Exchange Commission. First State is under no obligation to update any forward-looking statements.

     First State's news releases are available through the Investor Relations section of First State's website at www.fsbnm.com.